B+H OCEAN CARRIERS LTD.

MINUTES OF THE ANNUAL MEETING OF
STOCKHOLDERS

July 16, 2008

A.           CALL THE MEETING TO ORDER

MR. WILLIAMS:
The meeting will please come to order.  Welcome to the Annual Meeting of Stockholders of B+H Ocean Carriers Ltd. (“B+H Ocean”).   I am TREVOR J. WILLIAMS, a Director and the Vice President of B+H OCEAN, and I will act as Chairman of this meeting.  With me is DEBORAH L. PATERSON, Secretary of the Corporation, who will act as Secretary of the meeting.  It gives me great pleasure to introduce the other Officers and Directors of B+H OCEAN who are present today by telephone, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and John LeFrere, a Director.  WE HAVE DISTRIBUTED A DETAILED AGENDA AND THE RULES WHICH GOVERN THIS MEETING.  WE ASK THAT ANY STOCKHOLDERS WHO WISH TO ADDRESS THE MEETING DO SO ONLY DURING THE QUESTION AND ANSWER PERIOD, AND ONLY AFTER BEING RECOGNIZED.  We will proceed with the formal business of the meeting before I discuss the business of the Corporation and then answer any questions. I hereby declare that the polls are now open for voting.  American Stock Transfer & Trust Company has provided the certified stockholders list as of the record date, June 16, 2008, which I now present to the meeting, and direct the Secretary to attach it to the minutes. MS. PATERSON will now attend to procedural matters.

MS. PATERSON:
Mr. Chairman, a copy of the Notice of Annual Meeting, Proxy Statement and form of Proxy for use at this meeting was mailed to each holder of record of such shares of Common Stock of this Corporation, on or about June 18, 2008.  I now present to the meeting:

a)	An affidavit with respect to mailing the Notice of the Meeting,

b)	An authenticated copy of the Certificate of Incorporation,

c)	By-Laws, and

d)	All proxies and powers of substitution.

MS. PATERSON
Deborah Paterson of Southampton, Bermuda has been appointed Inspector of Election to determine those entitled to vote, to tabulate the vote and to report on the results of the voting.  The Inspector of Election has signed an oath to faithfully perform her duties as such.  The Oath of the Inspector of Election will be attached to the minutes of this meeting as an exhibit thereto.  IF YOU HAVE BROUGHT A PROXY WITH YOU AND WISH TO DELIVER IT, YOU MAY HAND IT TO THE INSPECTOR AT THIS TIME.  ADDITIONAL BLANK PROXY CARDS WILL BE DISTRIBUTED LATER IN THE MEETING.

AS OF THE CLOSE OF BUSINESS ON JUNE 16, 2008, THE RECORD DATE FOR THIS MEETING, THERE WERE 6,857,844 SHARES OF COMMON STOCK OUTSTANDING, EACH ENTITLED TO ONE VOTE.  THE INSPECTOR OF ELECTION REPORTS THAT MORE THAN A MAJORITY OF THE SHARES OF COMMON STOCK ENTITLED TO VOTE AT THIS MEETING ARE PRESENT IN PERSON OR REPRESENTED BY PROXY AND THEREFORE A QUORUM IS PRESENT FOR PURPOSES OF CONDUCTING THE BUSINESS OF THE MEETING.

DUE NOTICE HAVING BEEN SENT TO ALL STOCKHOLDERS AND A QUORUM BEING PRESENT, THIS MEETING IS DULY CONVENED.

B.           ELECTION OF DIRECTORS

MR. WILLIAMS:
The first order of business is the election of four directors to hold office until the Annual Meeting held in 2009, as set forth in Proposal 1 of the Proxy Statement.  The nominees are: Charles L. Brock, R. Anthony Dalzell, Per Ditlev-Simonsen and O. Michael Lewis as Class B directors for a two year term.

Since no further nominations have been properly made, I declare the nominations closed.

MS. PATERSON:	I move that the directors nominated be elected.

MR. WILLIAMS:	I second the motion.

C.           Approval of proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange

MR. WILLIAMS:	The next order of business is the proposal to ratify the approval of the proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange.

MS. PATERSON:	I move that the proposal to ratify the approval of the proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange.

MR. WILLIAMS:	I second the motion.

D.	CLOSING OF THE POLLS AND DISCUSSION OF BUSINESS AND AFFAIRS OF CORPORATION

MS. PATERSON:
There being no further discussion, I ask that the Inspector of Election distribute blank proxy cards to all persons who are voting their shares in person.  Kindly mark and sign your proxy cards and return them to the Inspector of Election who shall prepare his written voting report.

MR. WILLIAMS:
While the Inspector is distributing the proxy cards and preparing his report, I will take a few minutes to discuss with you the general business and prospects of your Corporation. Those still holding proxy cards should so signify, by raising their hands, and the Inspector will collect any remaining proxy cards.  Since all those desiring to vote in person have done so, I hereby declare the polls closed.  Does anyone have any questions on matters relating to the Corporation’s business?

E.           REPORT OF INSPECTOR

MS. PATERSON:	If there are no further questions, I ask that the Inspector of Election give the Voting Report.

INSPECTOR:	I now present the Voting Report of the Inspector of Election. The Report indicates as follows:

Proposal 1: At least 6,542,482 shares constituting  95.4% of all shares entitled to vote have been voted in favor of the election of Charles L. Brock as a Class B director, at least 6,363,369 shares constituting 92.8% of all shares entitled to vote have been voted in favor of the election of R. Anthony Dalzell, at least 6,541,294 shares constituting 95.4% of all shares entitled to vote have been voted in favor of the election of Per Ditlev-Simonsen as a Class B director, and at least 6,542,482 shares constituting 95.4% of all shares entitled to vote have been voted in favor of the election of O. Michael Lewis as a Class B director, in each case to serve until the Annual Meeting held in 2010 or until their successors are elected and qualified.

Proposal 2: At least 3,949,759 shares constituting 60.26% of all shares entitled to vote have been voted in favor of, 2,651 shares constituting .04% voted against and 2,601,541 shares constituting 39.69% abstaining, the approval of the proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange.

MR. WILLIAMS:	I direct that the Voting Report be approved and accepted and filed with the minutes of this meeting. I declare that Proposal 1 and Proposal 2 have been duly adopted by the stockholders.

F.           CONCLUSION

MR. WILLIAMS:	I want to thank all of you for attending today’s meeting and for your interest in and support of your Corporation. Since there is nothing further to come before the meeting, it is concluded.

/s/ Trevor J. Williams
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Trevor J. Williams – Chairman

/s/ Deborah L. Paterson
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Deborah L. Paterson - Secretary